14041738

RECEIVED

2014 JUL 11 PM 3:47

SEC / MR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-38211

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.M.N. SECURITIES, INC., d/b/a SENATE SECURITIES

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

253 WALL STREET
(No. and Street)

KINGSTON	NY	12401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD M. NETTER 845-339-7310
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

D'Arcangelo & Co., LLP
(Name – *if individual, state last, first, middle name*)

510 HAIGHT AVENUE	POUGHKEEPSIE	NY	12603
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **RICHARD M. NETTER**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **R.M.N SECURITIES, INC. d/b/a SENATE SECURITIES**, as of **DECEMBER 31, 2013** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

THOMAS D. JONES
Notary Public - State of New York
No. 01-JO5064977
Qualified in Ulster County
My Commission Expires Aug. 26, 2014

4.3.14

Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath of Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filling, see section 240.17a-5(e)(3).*

D'Arcangelo & Co., LLP
Certified Public Accountants & Consultants

Mid-Hudson Partners
Michael C. Betros, CPA/PFS
John J. Cina, CPA/PFS
Wayne E. Sauer, CPA
Joanne M. Casabura, CPA, CFP*
Gretchen M. Bradshaw, CPA
Brenda K. Santoro, CPA
James P. Booth, CPA

510 Haight Ave, Poughkeepsie, N.Y. 12603
845.473.7774 Fax: 845.454.8485
www.darcangelo.com

140 Church St.
Millbrook, N.Y. 12545
845.677.6823
Fax: 845.677.0004

Independent Auditor's Report

To the Stockholder of
RMN Securities, Inc. d/b/a Senate Securities

Report on the Financial Statements
We have audited the accompanying financial statements of RMN Securities, Inc. d/b/a Senate Securities (a New York S Corporation) which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risk of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

D'Arcangelo & Co., LLP
Certified Public Accountants & Consultants

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RMN Securities, Inc. d/b/a Senate Securities as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplementary information on pages 11 to 12 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The supplementary information on pages 11 to 12 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

D'Arcangelo & Co., LLP

April 4, 2014
Poughkeepsie, New York

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS		
Cash	$ 21,941	
Clearing deposit	10,642	
Accounts receivable	39,289	
Total assets		$ 71,872
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$ 22,615	
Total liabilities		$ 22,615
Stockholder's equity		
Capital stock, 100 shares authorized, 100 shares issued and outstanding	1,000	
Additional paid-in capital	18,754	
Retained earnings	29,503	
Total stockholder's equity		49,257
Total liabilities and stockholder's equity		$ 71,872

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES
STATEMENT OF INCOME
Year ended December 31, 2013

Revenue		
Commissions, investment company shares	$ 338,691	
Advisory fees	36,608	
Other revenue	4	
Total revenue		$ 375,303
Expenses		
Salaries and costs for officers	86,807	
Commissions	183,832	
Clearing expense	22,609	
Occupancy	20,876	
Professional fees	3,350	
Regulatory fees	1,500	
Other expenses	32,235	
Total expenses		351,209
Net income		$ 24,094

The accompanying notes are an integral part of these financial statements

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended December 31, 2013

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balance, January 1, 2013	100	$ 1,000	$ 18,754	$ 47,875	$ 67,629
Net income	-	-	-	24,094	24,094
Stockholder's capital distribution	-	-	-	(42,466)	(42,466)
Balance, December 31, 2013	100	$ 1,000	$ 18,754	$ 29,503	$ 49,257

The accompanying notes are an integral part of these financial statements

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES
STATEMENT OF CASH FLOWS
December 31, 2013

Cash flows from operating activities		
Net income		$ 24,094
Adjustments to reconcile net income to net cash provided by operating activities		
Change in operating assets and liabilities:		
Increase in accounts receivable	$ (15,199)	
Increase in accounts payable and accrued expenses	8,138	(7,061)
Net cash provided by operating activities		17,033
Cash flows from financing activities		
Shareholder distributions		(42,466)
Net decrease in cash		(25,433)
Cash, beginning of year		47,374
Cash, end of year		$ 21,941

The accompanying notes are an integral part of these financial statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business:

RMN Securities, Inc. d/b/a Senate Securities (the "Company") was formed in February 1989, and began operating as a broker-dealer upon approval of its registration with the National Association of Securities Dealers, Inc. at that time. The Company's business consists of providing subscription only brokerage and financial services to individuals and institutions.

The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the United States Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(2)(ii) provide that the Company is an introducing broker-dealer, who clears all customer transactions on a fully-disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker dealer. The clearing broker-dealer carries all of the customer accounts of the introducing broker-dealer and maintains and preserves such books and records related to customer accounts as required by SEC Rules 17a-3 and 17a-4.

Revenue recognition:

The Company receives commission income for investment advisory, brokerage services related to customer trading of securities and mutual funds. Commissions are recorded at the date of client commitment and their related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Accounts receivable:

Accounts receivable consists of commissions earned during the year that will be collected after December 31, 2013. The Company uses the direct write-off method to recognize bad debts on accounts receivable. Periodically, management reviews past due receivables and writes off those balances deemed uncollectible after all reasonable collection efforts have been exhausted. If the reserve method were used, it would not have a material effect on the financial statements.

Income taxes:

The Company, with the consent of its stockholder, has elected under the provisions of Sub-Chapter "S" of the Internal Revenue Code to be an S Corporation. In lieu of Federal and State corporate income taxes, the stockholders of an S Corporation are taxed individually on their proportionate share of the Company's taxable income. Accordingly the financial statements reflect no provision or liability for Federal or State income taxes.

Note 1. Nature of Business and Summary of Significant Accounting Policies, Continued

Income taxes, continued:

The Company evaluates the effect of uncertain tax positions in accordance with provisions of accounting principles generally accepted in the United States of America. Material adjustments resulting from tax examinations, if any, are disclosed and interest and penalties resulting from such adjustments are reported as interest expense and other expense when incurred. The Company has not recognized any benefits from uncertain tax positions and believes it has no uncertain tax positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within 12 months from the statement of financial condition date. As of December 31, 2013, the Company's Federal and New York State income tax returns for tax years 2010 and beyond remain subject to examination by the applicable taxing jurisdictions.

Advertising:

The Company expenses advertising costs as incurred. The Company recorded advertising expense of $7,799 for the year ended December 31, 2013.

Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used in the determination of accounts receivable, among others.

Note 2. Net Capital Requirements

The Company is subject to the United States Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $49,257, which is in excess of its' required net capital of $25,000. The Company's percentage of aggregate indebtedness to net capital on December 31, 2013 was .46 to 1.

Note 3. Concentration of Risk

Credit Risk
The Company holds substantially all cash balances with two financial institutions which may, at times, exceeds federally insured limits.

Business Risk
The Company's revenues and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, and investor sentiment. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

Note 4. Regulation

The Company is registered as a broker-dealer with the United States Securities and Exchange Commission (SEC). The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to the Financial Industry Regulatory Authority (FINRA), which has been designated by the SEC as the Company's primary regulator. This self-regulatory organization adopts rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject to the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices, the use and safekeeping of customers' funds and securities, and the conduct of directors, officers, and employees.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

The Company's operations were last inspected by FINRA during June 2013.

Note 5. Leases

The Company leases office space in Kingston, New York. This lease is year to year and renewed annually. Rent expense for the year ended December 31, 2013 was $16,476. The Company also leases a vehicle under a non-cancellable operating lease. The lease expense for the year ended December 31, 2013 was $2,716.

Note 5. Leases, Continued

Future minimum lease payments under the non-cancellable lease is as follows:

Year ending December 31,	
2014	$ 4,656
2015	4,656
2016	1,940
	$11,252

Note 6. Restatement

During the year ended December 31, 2013, the Company identified errors made in the prior year financial statements. Accordingly, the Company has restated its financial statements for the year ended December 31, 2012 by decreasing cash for $5,000, increasing accounts receivable by $9,294, increasing accounts payable and accrued expenses by $12,368 therefore decreasing net income for the year by $8,074.

Note 7. Subsequent Events

The Company has evaluated subsequent events through April 4, 2014, the date which the financial statements were issued.

SUPPLEMENTARY INFORMATION

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE UNITED STATES SECURITIES AND EXCHANGE COMMSSION
December 31, 2013

NET CAPITAL		
Total stockholder's equity		$ 49,257
Less non-allowable assets:		
Accounts receivable, past due for more than 30 days	$ -	
Total non-allowable assets		-
Net capital		$ 49,257
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses	$ 22,615	
Total aggregated indebtedness		$ 22,615
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required (greater of $25,000 or 6-2/3% of aggregate indebtedness)		$ 25,000
Net capital in excess of minimum requirement		$ 24,257
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		.46 to 1

See independent auditor's report

RMN SECURITIES, INC.
d/b/a SENATE SECURITIES
RECONCILIATION PURSUANT TO RULE 17A-5(D)(4) OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION
December 31, 2013

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5) as of December 31, 2013

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report		$ 47,001
Subsequent adjustments:		
Net changes in cash and investments	$ (16,152)	
Changes in A/R	7,494	
Changes in A/P	6,480	
Net prior period adjusment	4,434	
Total adjustments		2,256
Net capital per audited financial statements		$ 49,257

D'Arcangelo & Co., LLP
Certified Public Accountants & Consultants

Mid-Hudson Partners
Michael C. Betros, CPA/PFS
John J. Cina, CPA/PFS
Wayne E. Sauer, CPA
Joanne M. Casabura, CPA, CFP*
Gretchen M. Bradshaw, CPA
Brenda K. Santoro, CPA
James P. Booth, CPA

510 Haight Ave. Poughkeepsie, N.Y. 12603
845.473.7774 Fax 845.454.8485
www.darcangelo.com

140 Church St.
Millbrook, N.Y. 12545
845.677.6823
Fax: 845.677.0004

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

To the Stockholder of
RMN Securities, Inc.
d/b/a Senate Securities

In planning and performing our audit of the financial statements of RMN Securities, Inc. d/b/a Senate Securities (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the United States Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The stockholder of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by the stockholder are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide the stockholder with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that

D'Arcangelo & Co., LLP
Certified Public Accountants & Consultants

monitoring prior to filing of the quarterly FOCUS report to ensure the amounts are being reported accurately.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

D'Arcangelo & Co., LLP

April 4, 2014
Poughkeepsie, New York